Faegre Drinker Biddle & Reath LLP

1177 Avenue of the Americas, 41st Floor

New York, New York 10036

Telephone: (212) 248-3140

Facsimile: (212) 248-3141

www.faegredrinker.com

June 25, 2025

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Lauren Hamilton

Re:       Calamos Aksia Private Equity & Alternatives Fund

(File Nos. 811-24034; 333-283688); Response to Comments on N-2/A

Ladies and Gentlemen:

This letter responds to the Staff’s accounting comments that you provided via telephone on June 25, 2025 in connection with your review of the Fund’s registration statement (“Registration Statement”) filed on Form N-2 pursuant to the Investment Company Act of 1940, as amended (“1940 Act”), and the Securities Act of 1933, as amended (the “Securities Act”) to register securities of Calamos Aksia Private Equity & Alternatives Fund (the “Fund” or the “Registrant”) under the Securities Act.

For your convenience, we have repeated each comment below, and our responses follow your comments. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement, unless otherwise indicated.

1.	Comment: Please confirm, in correspondence, that the Fund’s auditor has confirmed that its report did not need to be dual dated for the amendment to the subsequent event note that was included in the notes to the financial statements.

Response: The Fund’s auditor has confirmed that it concluded the report did not need to be dual dated.

2.	Comment: The revisions to the Calamos Aksia Private Equity LP’s Performance section on page 65 do not align exactly with the Registrant’s correspondence response to prior comment 14. Please fix this language to match the correspondence response in a post-effective amendment to the registration statement.

Response: The Registrant will revise the above referenced disclosure in accordance with the response to prior comment 14, such that the disclosure will read as follows:

“The Predecessor Fund commenced operations on September 20, 2024. The performance quoted below is that of the Predecessor Fund and was adjusted to reflect the Fund’s estimated expenses of Class I Shares (with the exception of estimated Acquired Fund Fees and Expenses, the effect of which is already incorporated into the performance of the Predecessor Fund, and interest payments on borrowed funds and securities sold short, as the Predecessor Fund did not have the benefit of leverage), the Fund’s Expense Limitation Agreement in effect for its first year as a registered investment company as well as the Management Fee Waiver, and, because the Fund generally intends to calculate its net asset value on each business day and the Predecessor Fund calculates its net asset value less frequently, the differences in the time at which an investment’s valuation is recorded (emphasis added). The performance returns of the Predecessor Fund are unaudited and are calculated by the Advisor on a total return basis. If the effect of the Fund’s Expense Limitation Agreement and Management Fee Waiver were not reflected in the Predecessor Fund’s returns shown below, the returns would be lower. After-tax performance returns are not included for the Predecessor Fund. The Predecessor Fund was a privately placed fund, was not registered under the 1940 Act, and was not subject to certain investment limitations, diversification requirements, and other restrictions imposed by the Investment Company Act and the Code, which, if applicable, may have adversely affected its performance.”

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (212) 248-3298, or in my absence, to Joshua Deringer at (215) 988-2959.

Sincerely,
/s/ Joshua Lindauer
Joshua Lindauer

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